

December 9, 2010

Mr. Omri Amos Shalom
President
Top Gear, Inc.
72 Yehudah HaMaccabi Street
Unit 11
Tel Aviv, Israel 61070

> **Re:** **Top Gear, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 30, 2010**
> **File No. 333-168066**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of Prospectus

1. We note your response to comment one in our letter dated November 19, 2010 and the related revisions in your filing. Based on your response that your operational activities to date include "*developing* the focus and message of [your] business" [emphasis added] and "*developing* a *preliminary* marketing plan and budget for advertising [y]our services" [emphasis added], it does not appears that you have commenced operational activity. We reissue comment one in our letter dated November 19, 2010.

Management's Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

2. We note your statement on page 20 that you hope to be fully operational by the beginning
   of the third quarter of 2011. We further note your statement in the third paragraph of the
   Overview section stating that you expect to begin generating revenues in the second
   quarter of 2011. Please clarify or revise. To the extent you intend to generate revenues
   prior to being fully operational, please detail your plans in this regard.

Description of Business, page 26

Expenditures, page 34

3. We note your response to comment 10 in our letter dated November 19, 2010 that
   $72,980 is the amount you need to continue operations and remain in business for the
   next twelve months. Please reconcile this with the first sentence of the third paragraph in
   the Overview section on page 19. Please also delete or qualify the phrase "from sources
   other than our operations" in the second sentence in the third paragraph on page one.

   You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff
Accountant, at (202) 551-3254, if you have questions regarding comments on the financial
statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or
me at (202) 551-3720 with any other questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Steve Kronengold
        SRK Kronengold Law Offices